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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 30, 2000

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


-------------------------------

In the Matter of                           INTERIM CERTIFICATE

Conectiv                                            OF

File No. 70-9069                               NOTIFICATION

(Public Utility Holding Company            PURSUANT TO RULE 24
Act of 1935)

-------------------------------


This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 and 2 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998:



         There have been no changes in the corporate structure for the quarter ended June 30, 2000. The previously filing summarized in Rule 24 certificate in this docket covered the calendar quarter ending March 31, 2000.



         The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.
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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                                    Conectiv
                                         Conectiv Energy Supply, Inc.
                                         Delmarva Capital Investments, Inc.
                                         Conectiv Services, Inc.
                                         Conectiv Solutions, LLC
                                         Delmarva Services Company
                                         Conectiv Communications, Inc.
                                         Atlantic Generation, Inc.
                                         Atlantic Southern Properties, Inc.
                                         ATE Investment, Inc.
                                         Binghamton General, Inc.
                                         Binghamton Limited, Inc.
                                         Pedrick General, Inc.
                                         Vineland Limited, Inc.
                                         Vineland General, Inc.
                                         ATS Operating Services, Inc.

August 30, 2000                          /s/ Philip S. Reese
                                         ----------------
                                         Philip S. Reese
                                         Vice President & Treasurer

                                         Thermal Energy LP I by its
                                         General Partner, Atlantic
                                         Jersey Thermal Systems,
                                              Inc.

August 30, 2000                          /s/ Philip S. Reese
                                             ----------------
                                             Philip S. Reese
                                             Vice President & Treasurer